Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

Via Edgar

June 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Maxeon Solar Technologies, Ltd. and Co-Applicants
Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 File No.: 022-29114

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-29114) (the “Form T-3”) of Maxeon Solar Technologies, Ltd. (the “Company”) and the subsidiary guarantors named therein (together with the Company, the “Applicants”), initially filed on May 30, 2024 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 to be issued by the Company and guaranteed by the Company’s subsidiary guarantors.

In accordance with Section 307(c) of the Act, the Applicants hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. (Eastern time) on June 20, 2024 or as soon as reasonably practicable thereafter.

If you have any questions regarding the foregoing, please contact Kaya Proudian of White & Case Pte. Ltd. at +65 6347 1308.

Very truly yours,

Maxeon Solar Technologies, Ltd.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Chief Financial Officer

[Signature Page Follows]

SUNPOWER CORPORATION LIMITED

By:	/s/ Peter Aschenbrenner
Name:	Peter Aschenbrenner
Title:	Director

SUNPOWER ENERGY CORPORATION LIMITED

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

SUNPOWER MANUFACTURING CORPORATION LIMITED

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

MAXEON ROOSTER HOLDCO, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

MAXEON SOLAR PTE. LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

SUNPOWER BERMUDA HOLDINGS

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

SUNPOWER TECHNOLOGY LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

SUNPOWER PHILIPPINES MANUFACTURING LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

ROOSTER BERMUDA DRE, LLC

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

SUNPOWER SYSTEMS SÀRL

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

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